FEDERATED INTERMEDIATE GOVERNMENT FUND, INC.

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

April 18, 2013

John Grzeskiewicz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INTERMEDIATE GOVERNMENT FUND, INC. (the “Registrant” or the “Fund”)

Institutional Shares

Service Shares

1933 Act File No. 33-41004

1940 Act File No. 811-6307

Dear Mr. Grzeskiewicz:

The Registrant is filing this correspondence to respond to your April 8, 2013 comments on its Rule 485(a) Post-Effective Amendment No. 32 and Amendment No. 29 submitted via EDGAR on February 20, 2013.

1.	In response to your comment #1, the Adviser confirms that the Service Shares of the Fund will not incur or charge a distribution (12b-1) fee for at least 1 year unless approved by the Fund’s Board of Directors and with appropriate notification to shareholders.

2.	In response to your comment #2, the Example numbers used in the 485(a) filing were incorrect and have been revised to show the correct numbers $130, $406, $702 and $1,545.

3.	In response to your comment #3, the Adviser does not want to disclose the current duration of the Index because it is a moving target and its disclosure would be somewhat misleading. The Adviser represents that the Index’s duration at the end of March 2013 was 3.61 years.
4.	In response to your comment #4 to add an additional sentence to the Fund’s current Rule 35d-1 language in its strategy sections (regarding a Fund name change), Rule 35d-1 does not require the disclosure you propose. The Fund is in full compliance with the Rule.

5.	In response to you comment #5, the reasoning behind including the dormant 12b-1 fee language to the Fund’s prospectus and SAI is to bring the Fund’s disclosure in line with industry practice, to provide fulsome disclosure regarding the expenses, and related expense ratios, that are actually being incurred by Fund shareholders consistent with Form N-1A requirements, to allow the Fund to present its fee information in the same manner as its competitor funds.

If you have any questions, please do not hesitate to contact me at (412) 288-8094.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal